Mail Stop 6010   April 11, 2008

<u>Via U.S. Mail and facsimile at (513) 579-6457</u>

Marc Weiss, Esq.
Keating Muething & Klekamp
One East Fourth Street
Suite 1400
Cincinnati, Ohio 45202

        Re: **TLC Vision Corporation**
                Preliminary Proxy Statement on Schedule 14A filed April 4, 2008
                Filed by Stephen N. Joffe, Michael R. Henderson and Cathy Willis (the
                    "Joffe Group")
                File No. 000-29302

Dear Mr. Weiss:

        We have reviewed your filing and have the following comments. If you disagree, we will
consider your explanation as to why one or more of our comments may be inapplicable or a
revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing
your response, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable requirements, and to enhance the overall disclosure in your
filing. We look forward to working with you in these respects. We welcome any questions you
may have about our comments or any other aspect of our review.   Please feel welcome to call us
at the telephone number listed at the end of this letter.

<u>Schedule 14A</u>

<u>General</u>

1. We note the cover page of the document that appears positioned to be sent to security holders
   identifies fewer parties than those who appear on the cover page of the Schedule 14A.
   Please reconcile this apparent inconsistency – by adding Michael R. Henderson and Cathy
   Willis – or advise. Make corresponding changes to the extent necessary on the last page of
   the proxy statement that precedes the Schedules.

2. Please update, as necessary, the Schedules information with respect to the disclosure
   provided in response to Item 5(b) of Schedule 14A.

3. Advise us whether the participants have any present intention to implement a subsequent going private transaction. The fact that Dr. Joffe previously engaged in discussions with the company regarding a potential going private transaction suggests such intent.

4. Characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis, with a view toward disclosure, by submitting material that has been annotated with support for each of the assertions made. We cite the following examples of statements or assertions in your materials, which at a minimum, must be supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion:

   • "Stephen N. Joffe is the founder of the corporate predecessor, Laser Centers of America, Inc. of LCA-Vision Inc. ("LCA Vision"), the industry leader in vision correction surgery."

   • "The Joffe Foundation stated in their filing that they had purchased the common shares based upon their belief that the common shares, as purchased, represented an attractive investment opportunity."

   • "Each of the Joffe Nominees are independent of the Company in accordance with Canadian securities laws and Nasdaq Global Select Market rules on board independence and would seek to maximize value for all stockholders."

   • "BESC evolved into Lasik Vision Corporation which was one of the first companies to adopt the "direct to consumer" marketing method for laser correction which was later adopted by current industry leader, LCA Vision, and other companies throughout the world."

   Mark any supporting information provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. Please note that the above list is not intended to be exhaustive, and there exists overlap between the examples cited in this comment and those found in the next comment.

5. Avoid issuing statements in your proxy statement that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis. The following statements should be revised or deleted. This list is not intended to be exhaustive:

- "... Dr. Joffe reaffirmed that he intended to take actions to protect his investment, including seeking representation on the Board to implement strategic and business model changes designed to turn around the Company's deteriorating performance."
- "... the Joffe Nominees would have the ability to work with the other members of the Board to take those steps that they deem are necessary or advisable to unlock the Company's intrinsic value."
- " ... Dr. Joffe attempted to engage the Company in meaningful discussions designed to cooperate with the Company and assist TLC Vision regarding the Company's mounting debt and rapidly declining stock price."

6. In addition, in future filings please ensure that you observe comments 4 and 5, including in press releases or other soliciting materials filed pursuant to Rule 14a-12.

7. We refer to your statement that, "The Joffe Group has nominated three highly qualified nominees, each of whom, if elected, will exercise his or her independent judgment in accordance with their fiduciary duties as a director." As you have no way to assure the future behavior of the participants, please revise this statement to indicate that the participants "plan" or "intend" to exercise their independent judgment in accordance with their fiduciary duties as directors.

8. We refer to your statement that, "If elected, the Joffe Nominees will actively work to improve the Company's financial condition and stock price." Please revise your disclosure to state that "no assurances can be given that either the Company's financial condition or stock price will improve if the Joffe Nominees are elected."

Proposal No. 1 Election of Directors, page 6

9. Please revise the disclosure regarding the three nominees to indicate that all companies where they serve as director are disclosed, contrary to the past five years as described in the document.

10. We note that the educational background of nominee Michael R. Henderson is not included in the background information, but such disclosures are provided for the other two nominees. Please revise the disclosure to include this nominee's educational background, or make an express statement correcting the educational information disclosed in previous public filings.

11. Please clarify in Dr. Joffe's biography, if true, that he also served in a number of capacities at LCA Vision after its merger in 1995 as you state on page 4. State the positions and the time for which he held them. If not true, please revise your disclosure on page 4 and provide additional disclosure in Dr. Joffe's biography to describe his principal occupations and employment during the past five years as required by Item 401(e) of Regulation S-K.

12. Please revise to make clear whether the nominees have consented to being named in the proxy statement and whether they have agreed to serve if elected. Refer to Rule 14a-4(d). If

any person has not consented, then that person is not a bona fide nominee and you may not name them in your materials pursuant to Rule 14a-4(d).

13. Revise to identify the term over which each Joffee Nominee will serve, if elected, and class of director, if any, in which such directors would serve.

14. Revise to state the vote require to elect nominees to the Board of Directors.

15. Revise to state how the remaining board vacancies will be filled if the Joffee Nominees are elected.

16. Revise to indicate the limitations on the Joffee Nominees, if elected, to effectuate change within TLC Vision to the extent they hold a minority position on the Board of Directors.

Voting of Proxies, page 12

17. Please tell us how the participants have reached the conclusion that they have the authority to cumulate votes at their discretion. Please tell us why the participants do not need to first obtain this authority from security holders by a solicitation.

Solicitation of Proxies, page 14

18. We note that you may employ various methods to solicit proxies, including mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

19. In this section you state that "Starboard will reimburse these record holders for their reasonable out-of-pocket expenses in so doing." It appears your reference to "Starboard" is incorrect. Please revise or explain.

Incorporation by Reference

20. We note you refer security holders to information that you are required to provide and will be contained in TLC Vision's proxy statement. We presume that you are relying upon Rule 14a-5(c) to refer to this information; if so, please note that we believe that reliance upon Rule 14a-5(c) before TLC Vision distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Schedule I

21. Please review this schedule and confirm that the information provided is accurate. The transactions reported from September 11, 2007 through January 28, 2007 indicate that Dr. Joffe purchased 1,179,346 shares since the sale in June 2007. After the June 2007 sale, the Schedule 13D/A filed by Dr. Joffe reflects that he benefically owned 1,323,058 shares. These amounts add up to 2,502,404 shares, which is 100 less than the amounted reported in this proxy statement as beneficially owned by Dr. Joffe. In addition, in the Schedule 13D filed on February 21, 2008, Dr. Joffe discloses that his beneficial ownership of the 2,502,504 shares includes 361,509 shares owned by a trust for the benefit of the his daughter, Heidi L.T. Joffe and that on February 19, 2008 Ms. Joffe granted Dr. Joffe a proxy to vote all 361,509 shares but retained sole dispositive power over the shares. Please clarify if the purchases for the trust are included in this Schedule I.

Proxy

22. We note you will have discretionary authority for "other business as may properly come before the meeting." Please note that if you learn of any matters within a reasonable time before the meeting for which you have not solicited proxy authority, you may not use discretionary authority to vote on those matters. Please disclose that the discretionary authority will only be used on matters that may properly come before the meeting to the extent not known by the participants a reasonable time in advance of the meeting. See Rule 14a-4(c)(3).

*   *   *

<u>Closing Comments</u>

   To the extent appropriate, please amend the Schedule 14A in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. The Joffe Group may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with their amendment that keys their responses to our comments and provides any requested supplemental information. File the response letter as correspondence on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing their amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information the Joffe group provides to the staff of the Division of Corporation Finance in our review of their filings or in response to our comments on their filings.

Please contact Sonia Barros at 202-551-3655 or me at 202-551-3266 with any other questions.

Sincerely,

Nicholas Panos
Senior Special Counsel
Office of Mergers & Acquisitions